SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 1)

Solicitation/Recommendation Statement under Section 14(d)(4) of the

Securities Exchange Act of 1934

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Subject Company)

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00752J 10 8

(CUSIP Number of Class of Securities)

Richard K. Williams

President, Chief Executive Officer and Chief Technical Officer

Advanced Analogic Technologies Incorporated

3230 Scott Boulevard

Santa Clara, California 95054

(408) 737-4600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Mark L. Reinstra, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Robert T. Ishii, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Street Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 9, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”) by Advanced Analogic Technologies Incorporated, a Delaware corporation (“AATI”), relating to the tender offer by PowerCo Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Skyworks Solutions, Inc., a Delaware corporation (“Skyworks”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Offeror and Skyworks with the Securities and Exchange Commission (the “SEC”) on December 9, 2011, and pursuant to which Offeror is offering to purchase all outstanding shares of the common stock, $0.001 par value per share, of AATI (the “Shares” or the “Common Stock”) at a price of $5.80 per Share, net to the seller in cash, without interest, and subject to any required withholdings of taxes (such amount per share or any greater amount paid pursuant to the offer, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 9, 2011 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 1 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 4.	The Solicitation or Recommendation

Item 4(b) is amended by adding the following new paragraph after the first full paragraph on page 24:

“Amendment No. 1 to the Merger Agreement adds new Section 5.3 to the Merger Agreement. New Section 5.3(b) provides that AATI will not effect, propose, request, or seek any customer-approved “pull in” or acceleration of any sale, any shipment, delivery or fulfillment of any order that, as of November 30, 2011, was scheduled or forecast to be completed, shipped or fulfilled after December 31, 2011 without prior written approval of Skyworks. In the course of the parties’ negotiations on November 29, Skyworks requested, and AATI agreed to, language requiring Skyworks’s consent for the “pull in” or acceleration by AATI of certain sales, shipments, deliveries and fulfillments. This provision was negotiated in order to clarify certain matters of interpretation on which the parties had previously disagreed, to avoid possible dispute as to what practices would, or would not, be covered by the general provisions of Section 5.1 of the Merger Agreement requiring AATI to operate in the ordinary course, and to provide bright-line operational guidance to the companies during the period between the signing of Amendment No. 1 to the Merger Agreement and the closing of the Offer and Merger.”

Item 4(c) is further amended by amending and restating the paragraphs under the heading “Considerations Regarding the Arbitration Proceeding and Settlement of the Dispute” on page 25, as follows:

•

“Considerations Regarding the Arbitration Proceeding and Settlement of the Dispute. Despite the AATI Board’s confidence in the merits of AATI’s case in the arbitration proceeding, the AATI Board considered the issues relating to the arbitration proceedings and the settlement of the dispute between the parties, including weighing the following:

•	the probability of complete success in the arbitration and obtaining an order of specific performance against Skyworks, and the uncertainties that would remain, including:

•

the consideration payable to AATI stockholders of $6.13 per share, of which $2.45 would be paid in the form of Skyworks common stock, which would be subject to market risk after receipt by AATI stockholders; and

•

the length of time and uncertainty associated with the filing with the SEC of a registration statement on Form S-4, which could have taken substantial additional time to become effective after prevailing in the arbitration.

•	the possibility and consequences of a loss in the arbitration, including:

•	the inherent uncertainty associated with an adversarial arbitration proceeding and the risk of an adverse ruling that would result in termination of the transaction with Skyworks; and

•	the prospects of AATI as an independent company in the event of a loss in the arbitration proceedings, as described further below.

•	the proposed settlement with Skyworks on the proposed terms and conditions in the Merger Agreement, including:

•

the consideration payable to AATI stockholders in the Offer and the Merger of $5.80 per share in cash, which would not be subject to market risk, but would also not have potential for appreciation in value;

•	the short duration of time between the proposed signing of Amendment No. 1 to the Merger Agreement until the initiation of, and ultimately the closing of, the Offer; and

•	the very limited closing conditions to the Offer negotiated by AATI and its advisors.”

Item 4(c) is further amended by amending and restating the paragraph under the heading “Cash Consideration; Certainty of Value” on page 27, as follows:

•

Cash Consideration; Certainty of Value. The AATI Board considered the form of consideration to be paid to the AATI stockholders in the Offer and the Merger and the certainty of the value of the cash consideration compared to stock or other forms of consideration. The AATI Board viewed the certainty of value of the cash consideration as a positive, but acknowledged that cash consideration would not have any potential for appreciation in value. The AATI Board considered the financial resources of Skyworks and by extension, Offeror, which the AATI Board believed supported the conclusion that a transaction with Skyworks and Offeror could be completed relatively quickly and in an orderly manner because no financing would be necessary.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADVANCED ANALOGIC TECHNOLOGIES INCORPORATED

Date: December 22, 2011	By:	/S/ RICHARD K. WILLIAMS
Richard K. Williams
President, Chief Executive Officer and Chief Technical Officer